VIA E-MAIL

November 27, 2024

Ms. Clara Kang
Capital Group KKR Core Plus+
6455 Irvine Center Drive
Irvine, California 92618

Re:      Capital Group KKR Core Plus+
         File Nos. 333-282864; 811-24016

Dear Ms. Kang:

On October 29, 2024, you filed the above-referenced registration statement on Form N-2 with respect to
Capital Group KKR Core Plus+ (the    Fund   ). We have reviewed the
registration statement and our
comments are set forth below. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosures found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

1. Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, information related to the trustees and officers). A full financial review
   (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please advise the staff of the status of any exemptive application(s) or no-action request(s) that the
   Fund, the Adviser and/or the Sub-Adviser has received, submitted or intends to submit in connection with your registration statement, including with respect to co-investments and multi-class relief.

3. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

4. Please confirm the Fund will file a fidelity bond under Form 40-17G.
 Ms. Kang
November 27, 2024
Page 2

COVER PAGE

   Please provide the date of the prospectus and the 6WDWHPHQW RI $GGLWLRQDO ,QIRUPDWLRQ WKH SAI ,
   and ticker symbols for each class of securities.

   The last paragraph of the first page states that the Fund will seek to allocate approximately 60% of its assets to public debt, and approximately 40% to private credit assets. Please specify in the disclosure whether the reference to assets is based on net, total or some other measure.

   The first paragraph on the second page states,    The Fund will normally
seek to limit its foreign
   currency exposure.    Please specify and disclose the limit.

   The same paragraph also states,    Though investment decisions regarding the
Fund   s portfolio may be
   informed by investment themes on a range of macroeconomic factors
Please explain or provide
   examples of    investment themes.

   The second paragraph of the second page lists the types of securities that the Fund will invest in, including convertible securities. If the Fund invests, or expects to invest in, contingent convertible
   securities (   CoCos   ), the Fund should consider what, if any, disclosure
is appropriate. The type and
   location of disclosure will depend on, among other things, the extent to which the Fund invests in
   CoCos, and the characteristics of the CoCos (e.g., the credit quality and the conversion triggers). The
   staff notes that convertible securities are discussed under    Hybrid
securities,    (page 11 of the S$,);
   however, if CoCos are, or will be, a principal type of investment, please provide a description of them in the prospectus, as well as the attendant risks.

    Under the heading,    Interval fund/repurchase offers,    please specify
the anticipated timing of the
    Fund's initial repurchase offer, and the intervals between deadlines for repurchase requests, pricing and repayment. Please include a cross-reference to the sections of the prospectus that discuss the
    Fund   s repurchase policies and the attendant risks. See Guide 10 of the
Guidelines for Form N-2
    (the    Guidelines   ).

    In addition to the bolded sentences on the second and third pages, please also include (in bold) that:
       An investor investing in Class A shares will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.
PROSPECTUS SUMMARY, pages 1-8

Investment strategies
12. The second paragraph under this section on page 1 describes the allocation of approximately 60% of
    the Fund   s assets to public debt, and approximately 40% to private credit assets. The last sentence
    states,    The allocation between public debt and private credit assets may fluctuate significantly
    depending on various factors       Please quantify and disclose the range
of fluctuation. For instance,
 Ms. Kang
November 27, 2024
Page 3

   is there a plus or minus percentage of assets per sector, or an absolute maximum or minimum limit on the percentage of assets invested in each sector.

13. The disclosure states that,    The Fund may also invest significantly in
securities tied economically to
    countries outside the U.S., including emerging markets.    Please disclose:
(a) what is meant by
       significantly    and (b) how the Fund would define    emerging markets
 for the purpose of
    classifying investments.

14. The first paragraph on page 2 describes the Fund   s investments in private
credit assets that    include
    investments in bonds, secured bank loans, mezzanine debit, convertible securities, convertible debt
    securities and securitized debt securities.    Please confirm that the Fund
  s loan investments will
    include covenant-lite loans. The staff notes that covenant-lite loans are discussed under the heading,
       Borrower fraud; covenant-lite loans; breach of covenant    (page 22) in
the principal risks section of
    the prospectus. If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans in the principal investment strategies.

15. The same paragraph also describes that the Fund   s asset-based finance
strategy will focus on
       consumer finance, mortgages, small-medium sized enterprises, hard assets Please explain what
       hard assets    are.

16. The second paragraph on page 2 states,    The Fund may invest substantially
in lower rated debt
    instruments, which are securities rated Ba1 or below and BB+ or below
Such securities are
    sometimes referred to as    junk bonds.       Please specify what is meant
by    substantially,    and is there
    an upper limit for such investments?

The offering

17. The disclosure on page 3 states, "The Fund has been granted exemptive relief from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees," but this statement is in brackets. Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action request in connection with this registration statement.

Minimum investment

18. The paragraph under this heading states that,    The minimum amount to
establish an account for all
    share classes is normally $1,000 and the minimum to add to an account is
$50.    However, the third
    page of the Cover Page states that, "For accounts with Class F-3 shares held and serviced by the
    Fund   s transfer agent, the minimum investment amount is $1 million."
Please reconcile.

Leverage

19. Please confirm that the Fund does not intend to incur leverage during the first year. If the Fund does intend to incur leverage, please include an estimate for costs associated with leverage such as interest payments on borrowed funds.
 Ms. Kang
November 27, 2024
Page 4

Derivatives

20. The disclosure is unclear concerning the Fund   s use of derivatives.
Please specify the types of
    derivatives which the Fund intends to invest in as part of its principal investment strategy and specifically explain how the Fund expects to use such instruments. Please also include corresponding risks.

SUMMARY OF FUND EXPENSES, pages 9-11

Expense and Fee Table

21. Consistent with the table on page 3 of the Cover Page, please note "N/A" for maximum initial sales charge for Class F-2, F-3 and R-6.

Annual fund operating expenses table

22. The prospectus indicates that the Fund may invest in Central Funds (certain other funds managed by the investment adviser or its affiliates). If acquired fund fees and expenses from such investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table.

23. In footnote 2, please confirm offering expenses are included under    Other
Expenses.

24. Regarding footnote 3:

   (a) Among other things, the footnote lists expenses excluded from the
waiver, and references,    (iv)
       costs, including dividend and/or interest expenses and other costs
associated with the Fund   s
       issuance, offering, redemption and maintenance of preferred shares Please disclose whether the Fund will be issuing preferred stock within the first year from the effective date of the registration statement. If the Fund plans to issue preferred shares, please include applicable disclosure and fees in the expense and fee table and elsewhere in the registration statement, where applicable.

   (b) Please include in the footnote that only the Board can terminate the waiver before its expiration.
       Also please clarify, regarding reimbursement, that such recoupment can be achieved without exceeding the lower of the expense limit in place at the time of the waiver or reimbursement and the expense limit in place at the time of recoupment.

USE OF PROCEEDS, page 12

25. The disclosure states that the Fund anticipates it will generally be able to invest all or substantially all of the net proceeds in accordance with its investment objective and
policies    as soon as
    practicable after receipt of the proceeds.    Please disclose, with
specificity (e.g., 3 months), how
    long it will take the Fund to invest all or substantially all the proceeds. If the time period is more
 Ms. Kang
November 27, 2024
Page 5

   than 3 months, please disclose the reason for the delay. See Item 7.2 of Form N-2, and Guide 1 of the
   Guidelines.

INVESTMENT OBJECTIVE, STRATEGIES, OTHER INFORMATION AND PRINCIPAL
RISKS, pages 12-14

Investment strategies

26. The disclosure states,    The Adviser and Sub-Adviser may consider
environmental, social and
    governance (   ESG   ) factors that, depending on the facts and
circumstances, are material to the value
    of an issuer or instrument, or on the issuer   s or instrument   s ability
to create or preserve economic
    value. ESG factors may include, but are not limited to, environmental issues (e.g., water use, emission levels, waste, environmental remediation), social issues (e.g., human capital, health and safety, changing customer behavior) or governance issues (e.g., board composition, executive compensation, shareholder dilution).

   (a) Please disclose whether the Adviser and/or Sub-Adviser applies the criteria it uses with respect to environmental, social or governance factors with respect to every investment it makes or only to some of its investments.
   (b) Explain whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.
   (c) Consider whether an ESG specific risk disclosure may be appropriate or explain supplementally why such a risk factor is not appropriate.

WAREHOUSING TRANSACTION, page 15

27. The disclosure states that the Fund entered into facility agreements with
an    unaffiliated third party
    (   financing provider   ). If accurate, please clarify in the disclosure
that the financing provider is not
    affiliated with the Fund, the Adviser or the Sub-Adviser.

28. Please file the financing agreements and any related agreements as applicable.

29. Please also add the following disclosure:

       Each of the portfolio investments that the financing provider has purchased to date was purchased pursuant to a request that we made prior to registration as a closed-end fund under the 1940 Act. After our registration we will: (i) not request that the financing provider purchase any additional portfolio investments pursuant to the facility agreement;
(ii) purchase already-
       existing portfolio investments from the financing provider only to the extent that we have sufficient assets to purchase all of the portfolio investments whole (i.e., not on a pro rata basis);
       (iii) impose on ourselves a requirement     not an option     to
purchase already-existing portfolio
       investments from the financing provider at such time as we raise sufficient assets to purchase all of the portfolio investments whole; and (iv) treat our forward obligation to purchase portfolio investments from the financing provider once the requirement to purchase already-existing
 Ms. Kang
November 27, 2024
Page 6

       portfolio investments is triggered as subject to the asset coverage requirements set forth in section 18 of the 1940 Act.

    Regarding the warehousing transaction, please supplementally:

    D Identify the financing provider.
    E Explain how the Fund will pay for the    warehouse investments.
    F Identify the fees or expenses expected to be incurred by the Fund in connection with the warehousing transaction.
    G Describe the consequences if the    warehouse thresholds    are never
met. Please tell us what
      happens if you fail to reach the capital condition under the facility agreement (e.g., could one of
      the Fund   s affiliates be required to purchase or does the financing provider hold the assets?).
      Have any affiliates of the Fund entered into a guaranty agreement with the financing provider?
      Depending on your response, please discuss any Section 17 implications.
    H Explain how, if any, does the Fund   s obligation to purchase the
warehouse investments    impact
      the Fund   s NAV.
    I Provide the expected duration of the warehousing transaction (e.g., termination date).

    Please add disclosure clarifying what happens if a portfolio investment declines in value and/or is impaired while it is held at the warehouse. If the Fund is still obligated to purchase the portfolio investment, when is that reflected in NAV and how are potential purchasers apprised of warehouse portfolio holdings, including potential losVes thereon? Please explain how the facility fees will be reflected in NAV for purposes of this offering. Explain to us how your obligation to purchase warehouse investments, including potential losses thereon, is accounted for and otherwise reflected
    in the Fund   s NAV.

    Please explain how this arrangement complies with section 18 of the Investment Company Act of
    1940 (the    1940 Act   ) on leverage restrictions. Please also provide an
analysis of whether the
    warehousing transaction constitutes an    unfunded commitment agreement
as defined in rule 18f-4
    under the 1940 Act.

    Explain to us whether any of the Fund   s affiliates are obligated to take
action with respect to the
    warehouse (e.g., purchase assets if the Fund is unable to do so, or enter into a guaranty agreement with the financing provider). If yes, please provide an analysis of whether the warehousing
    transaction constitutes a    joint enterprise or other joint arrangement
within the meaning of
    rule 17d-1 under the 1940 Act.

    Please disclose the warehoused portfolio investments in accordance with Reg S-X rule 6-11
    (including highlighting any non-accrual or defaulted loans). Please disclose that such schedule of warehouse investments is unaudited as applicable.
 Ms. Kang
November 27, 2024
Page 7

PRINCIPAL RISKS, pages 16-24

35. Under the heading,    Repurchase offers risk   :

   (a) Please also include the risk of possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the registrant has invested all or a portion of its portfolio in foreign markets. See Guide 10 of the Guidelines.

   (b) If applicable, please also include the risk that if the repurchase deadline is more than seven days after the repurchase request deadline, the market risk to which an investor may be subject as a result of the delay between the tender of shares and their pricing. See Guide 10 of the
       Guidelines.

36. Under the heading,    Investing in debt instruments,    please include
references to current market
    conditions     the present high-interest rate environment and the impact of inflation on debt
    instruments.

37. Under the heading,    Investing in lower rated debt instruments,    please
enhance this risk to include
    the Fund   s investments in lower rated debt securities, rated Ba1/BB+ or below by the rating agencies
    and that these securities are referred to as    junk bonds.

38. Under the heading,    Investing in illiquid investments and liquidity risk,
   the disclosure states that a
       significant portion of the Fund   s investments will be managed by the
Sub-Adviser       Please
    quantify or explain    significant portion.    For instance, is this
greater than the approximate 40% of
    the Fund   s assets in private credit assets that will be managed by the
Sub-Adviser?

39. This section includes    Exposure to country, region, industry or sector
risk. If the Fund is focused
    on a particular country, region, industry or sector, please include the specific country, region, industry or sector in the principal investment strategies and also the corresponding risks in the principal risks section.

40.    Investing in inflation-linked bonds    is included as a principal risk
factor. Please specify if these are
    issued by U.S. governments or non-U.S. governments or both. In addition, as this risk is included as a principal risk, please revise the disclosure in the principal investment strategies to clarify that the
    Fund invests in inflation-linked bonds.

41. Under the heading,    Borrower fraud; covenant-lite loans; breach of
covenant,    the disclosure states,
       The Fund can invest without limit in covenant-lite loans.    Please
confirm the accuracy of this
    statement, and revise as necessary, considering the disclosure that approximately 60% of the Fund's assets will be in public debt assets, and approximately 40%, in private credit assets.
 Ms. Kang
November 27, 2024
Page 8

42. Under the heading,    Warehouse investments risk,    the disclosure states,
   As a result, the Fund will
    pay additional costs in connection with acquiring assets through the warehouse investments
    compared to purchasing them directly.    Please also include this this
statement in the    Warehousing
    transaction    section on page 15.

MANAGEMENT AND ORGANIZATION, pages 24-27

Sub-adviser termination trigger

43. The last two sentences of this section state,    The Adviser and
Sub-Adviser have agreed that the
    Adviser will terminate its own Investment Advisory and Service Agreement with the Fund if it or the board of the Fund provides notice of termination or non-renewal of the
Adviser   s Sub-Advisory
    Agreement with KKR Credit with respect to the Fund without cause. If the Adviser terminates the
    Fund   s Investment Advisory and Service Agreement under such
circumstances, the Fund would
    incur costs in order to find a replacement adviser and, in the event it were unable to find a replacement adviser, may be forced to liquidate.

   Please explain to the staff whether such mutual termination agreement: (a) restricts or hampers the ability of the Adviser to fire the Sub-Adviser without penalty; (b) is
consistent with the Adviser   s
   fiduciary duties; and (c) complies with section 15(a)(3) of the 1940 Act, which allows the board to terminate an advisory contact without any penalty.

   Please bold these sentences. Please also consider including this risk associated with the termination of the Sub-Adviser as a separate risk in the principal risks section. If true, please also disclose that the Adviser may be less likely to terminate the Sub-Adviser if the Adviser would have to terminate the contract.

Portfolio Managers

44. Please disclose if the portfolio managers are jointly and primarily responsible for the day-to-day
    management of the Fund   s portfolio.

PLANS OF DISTRIBUTION, page 36

45. Please disclose, as applicable, the basis for any differences in the price at which securities are offered to the public, as individuals and/or as groups, and to officers, directors and employees of the registrant, its adviser or underwriter. See Item 5.2 of Form N-2.

PERIODIC REPURCHASE OFFERS, pages 37-39

46. Where appropriate in this section, please disclose:

   (a) How the repurchases will be funded.
 Ms. Kang
November 27, 2024
Page 9

    E If the Fund intends to incur debt to finance a repurchase, the maximum amount of debt that may be incurred, the restrictions imposed by the 1940 Act on leverage, and the attendant risks of leveraging.
    F If the Fund intends to fund repurchases with the proceeds of sales of securities, please disclose this fact, and the risk that the need to sell securities to fund repurchase offers may affect the market for portfolio securities being sold, which may diminish the value of an investment in the Fund.
    G The effect of repurchase offers and related liquidity requirements on portfolio management and on the ability of the registrant to achieve its investment objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the Fund's shares, and that this may decrease the Fund's investment opportunities.
    H The effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover.
     I If applicable, the factors that the Board, in the exercise of its fiduciary duty, will consider in determining when and if to make repurchases, including how frequently the Board will consider making repurchases.

   See Guides 2 and 10 of the Guidelines.

DIVIDEND REINVESTMENT PLAN, page 41

47. The third paragraph in this section states in part,       there is no sales
or other charge for
    reinvestment.    Please clarify whether the Fund charges a fee for dividend reinvestment. The staff
    also notes that there is a line-item entry, "dividend investment fees," in the summary of fund expenses table (page 9). Please revise the disclosures and/or the fund expenses table as appropriate.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES, pages 41-42

48. Within this section, please include a statement that, if the Fund   s
investments do not generate
    sufficient income, the Fund may be required to liquidate a portion of its portfolio to fund these distributions, and therefore these payments may represent a reduction of
the shareholders    principal
    investment, and briefly, the tax consequences of such payments. See Instruction 2 to Item 10.1.a of
    Form N-2.

49. In discussion on return of capital, please consider adding Shareholders should not assume that the source of a distribution from the Fund is net profit (or something similar). In addition, please inform us whether the Fund intends to report a distribution rate. If the Fund intends to report a distribution rate at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

ANTI-TAKEOVER AND OTHER TRUST PROVISIONS, page 42

50. The first paragraph describes that the declaration of trust and the by-laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the
    Fund to open-end status. Within this section, please: (a) describe the positive and negative effects of
 Ms. Kang
November 27, 2024
Page 10

   these provisions; and (b) whether the voting requirements to change the
nature of the company   s
   business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law. See Guides 3 and 4 of the
   Guidelines.

51. The staff notes that Delaware's Control Share Acquisition Statute does not apply to non-listed closed-end funds such as the Fund, and that the Fund's description of its declaration of trust suggests it might include provisions altering shareholder voting rights in certain circumstances. If applicable, please add to the prospectus disclosure regarding anti-takeover provisions that recent federal and state court precedent has found provisions similar to those included in the
Fund   s declaration of trust
    to be inconsistent with the 1940 Act, and that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend
to the Fund   s specific
    circumstances.

52. Please remove the following sentence and similar sentences throughout the registration statement:
       The foregoing is qualified in its entirety by reference to the full text of the declaration of trust and the by-laws, both of which are on file with the SEC.

DISTRIBUTIONS AND TAXES, pages 42-43

53. Within this section, or where appropriate, please disclose: (a) that shareholders may be proportionately liable for taxes on income and gains of the Fund but shareholders not subject to tax on their income will not be required to pay tax on amounts distributed on them; and (b) the Fund will inform shareholders of the amount and nature of the income or gains. See
Item 10.4 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

FUND POLICIES, pages 37-39

54. Please note that the Fund may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please disclose that the Fund will consider the concentration of underlying funds in which it invests in determining compliance with its concentration policies.

55. In the Fund   s concentration policy as disclosed in the SAI, the Fund does not address whether asset-
    backed securities represent interests in any industry or group of industries. A fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the fund could consider, the nature of
    an asset-backed security   s underlying receivables (e.g., auto loans,
aircraft leases, etc.) to determine
    its industry classification for purposes of the Fund   s concentration
policy. A fund could also
    reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.
 Ms. Kang
November 27, 2024
Page 11

MANAGEMENT OF THE FUND

56. We note that much of the information for this section (pertaining to trustees and officers) will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2.

Conflicts of Interest

57. On page 53 of this section, the disclosure describes KKR   s acquisition of
Global Atlantic, that KKR
    and the Sub-Adviser generally expects to treat Global Atlantic account as a client account for allocating investment opportunities. The disclosure states that due to the limited nature of private credit investment opportunities, the Sub-Adviser expects that participation by Global Atlantic accounts in co-investment transactions will generally reduce the allocations otherwise available to others, including the Fund, and that KKR will be incentivized to allocate more attractive investments
    and scarce opportunities to    proprietary entities and accounts    rather
than to the Fund. Given the
    relationship between KKR and Global Atlantic, please consider including this under the risk
    heading,    Availability of investment opportunities; competition,    in
the principal risks section of the
    prospectus.

EXECUTION OF PORTFOLIO TRANSACTIONS, pages 61-65

58. On page 63 of this section, under the heading,    Sub-adviser,    the
disclosure states,    With respect to
    interests in Senior Loans and asset-based finance investments, the fund generally will engage in privately negotiated transactions for purchase or sale in which the sub-adviser will negotiate on behalf of the fund (although a more developed market may exist for certain Senior Loans).
    Regarding these loans, please describe: (a) the loan selection process; (b) any on-going monitoring process for the loans; (c) any process for discharging/charging off the loans; and (d) whether the
    Fund expects to originate subprime loans, and if yes, the extent to which the Fund expects to do so and any unique risks.

59. Please include descriptions of these processes in the principal investment strategies section of the prospectus where loan origination is discussed.

PART C- OTHER INFORMATION

Item 25. Financial Statements and Exhibits

60. Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

61. Please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. (See Instruction 7 to Item
    25.2 of Form N-2, Rule 411 under the Securities Act of 1933 (   1933 Act
) and Rule 0-4 under the
    1940 Act.)
 Ms. Kang
November 27, 2024
Page 12

Item 30. Indemnification

62. If the underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the 1940 Act, please briefly describe such indemnification provision. See Item 5.4 of Form N-2.


Signatures

63. Pursuant to Section 6(a) of the 1933 Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, as well as a majority of the directors or persons performing similar functions. Please ensure
    that, in addition to the trustees    signatures, all future amendments are
signed by the Fund   s principal
    executive officer, the comptroller or principal accounting officer, or the principal financial officer, as required by Section 6(a).

AGREEMENT AND DECLARATION OF TRUST (the    Declaration of Trust   )

64. Article 2, Section 2.11 (Derivative Actions) states in relevant part, that
Shareholder(s)    must make a
    pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees
    to bring such an action is not likely to succeed    and the Trustees must
be afforded a reasonable
    amount of time (in any case, not less than ninety (90) days) to consider such Shareholder request
    Please disclose these provisions in an appropriate location in the prospectus.

65. Article 2, Section 2.11 (Derivative Actions), part (a) states in part that, No Shareholder of a Series or a Class may maintain a derivative action on behalf of the Trust with respect to such Series or
    Class unless holders of at least twenty percent (20%) of the outstanding Shares of such Series or
    Class join in the bringing of such action.    Part (b) states in relevant
part, that the Trustee may
    require the shareholder making a pre-suit demand to reimburse the Trust for the expense of any advisers the Trustees hire to investigate the demand in the event that the Trustees determine not to bring the action.

   Please revise these provisions in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

66. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Declaration of
    Trust. Provisions eliminating or altering the fiduciary duties of a fund s trustees, officers, member of any advisory board, investment adviser(s), depositor are inconsistent with federal securities laws
    and the Commission   s express views on such persons    fiduciary duties.
Please add a provision to the
    Declaration of Trust, or otherwise modify the Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of
    Trust modifying, restricting or eliminating the duties or liabilities of fiduciary covered persons shall
 Ms. Kang
November 27, 2024
Page 13

      apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

                                                     *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions, please contact me at (202) 880-1783, imtangso@sec.gov, or Mindy
Rotter, Staff Accountant, at (212) 336-1096, RotterM@sec.gov.


                                                        Sincerely,

                                                        /s/ Soo Im-Tang

                                                        Soo Im-Tang
                                                        Attorney-Adviser


cc:     Mindy Rotter, Staff Accountant
        Keith OConnell, Branch Chief
        Michael J. Spratt, Assistant Director